

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 17, 2017

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re: AmericaTowne, Inc.**
> **Amendment No. 1 to Preliminary Schedule 14C**
> **Filed September 27, 2017**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your October 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2017 letter.

General

1. We note that ATI Modular Technology Corp will be filing a registration statement on Form S-4 to register the merger consideration shares. Please revise your information statement to disclose that an effective registration statement on Form S-4 registering the issuance of the consideration shares is required before you may consummate the transaction and revise your disclosure elsewhere regarding your intent to file a registration statement on Form S-1, as applicable.

2. We have reviewed your response to comment 1, however, it does not appear that your status as a smaller reporting company negates the need for you to provide the information required by Item 14(b)(10) of Schedule 14A. Please provide the pro forma information required by Item 14(b)(10) of Schedule 14A to reflect the stock split as well as the merger. Also, it does not appear that you have provided the information required pursuant to Item 14(b)(11) of Schedule 14A, notwithstanding your response. Please revise.

3. Disclose the potential negative impacts of the merger, to which you make reference on page 82. Please also affirmatively state, if true, that no fairness opinion was sought; in this regard, we note your reference to the "independent advice" your sole director sought.

Please contact Scott Anderegg at (202) 551-3342, Attorney, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products